UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 14, 2016

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

On June 13, 2016, NXP Semiconductors N.V., a Dutch public limited liability company (the “Company”), entered into four Shareholders Agreement Amendments (each an “Amendment”) with the shareholders of the Company named in each such Amendment. A copy of each Amendment is filed herewith as Exhibits 1-4. Each of the shareholders agreements which is being amended by the attached Amendments has been filed as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2015.

Exhibits

1	Amendment, dated as of June 13, 2016, to the Shareholders Agreement dated as of December 7, 2015 among the Company and Blackstone Capital Partners (Cayman) V L.P., Blackstone Capital Partners (Cayman) V-A L.P., BCP (Cayman) V-S L.P., BCP V Co-Investors (Cayman) L.P., Blackstone Firestone Transaction Participation Partners (Cayman) L.P., Blackstone Firestone Principal Transaction Partners (Cayman) L.P., Blackstone Family Investment Partnership (Cayman) V L.P., Blackstone Family Investment Partnership (Cayman) V-SMD L.P. and Blackstone Participation Partnership (Cayman) V L.P.

2	Amendment, dated as of June 13, 2016, to the Shareholders Agreement dated as of December 7, 2015 among the Company and Carlyle Partners IV Cayman, L.P., CPIV Coinvestment Cayman, L.P., Carlyle Asia Partners II, L.P., CAP II Co-Investment, L.P., CEP II Participations S.a.r.l. SICAR, Carlyle Japan Partners, L.P. and CJP Co-Investment, L.P.

3	Amendment, dated as of June 13, 2016 to the Shareholders Agreement dated as of December 7, 2015 among the Company and P4 Sub L.P. 1, Permira IV L.P. 2, Permira Investments Limited and P4 Co-Investment L.P.

4	Amendment, dated as of June 13, 2016 to the Shareholders Agreement dated as of December 7, 2015 among the Company and TPG Partners IV — AIV, L.P., TPG Partners V — AIV, L.P., TPG FOF V-A, L.P. and TPG FOF V-B, L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 14th day of June, 2016.

NXP Semiconductors N.V.

/s/ Dr. Jean A.W. Schreurs
Name: Dr. Jean A.W. Schreurs
Title: Authorized Signatory